AVRA MEDICAL ROBOTICS, INC.

3259 Progress Drive Suite 112A

Orlando, FL 32826

July 3, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Jeanne Bennett

Mr. Gary Todd

Re:	AVRA Medical Robotics, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed April 16, 2019

File No. 333-216054

Ladies and Gentlemen:

In response to the comment set forth in the Staff’s letter dated June 27, 2019, we file herewith Form 10-K/A Amendment No. 1 to the Company’s 2018 Annual Report on Form 10-K, in which we have revised Item 9A. Controls and Procedures as requested by the Staff.

If you have any further questions or comments, kindly contact the undersigned at (407) 956-2250 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (305) 358-5100.

Very truly yours,

AVRA MEDICAL ROBOTICS, INC.

By:	/s/ Barry F. Cohen
Barry F. Cohen
Chief Executive Officer